CanAlaska Uranium Ltd.

2009 ANNUAL GENERAL MEETING

2009 Annual General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2009 Annual General Meeting of the Shareholders of

CanAlaska Uranium Ltd.

is being held at

1020 – 625  Howe Street,

Vancouver, British Columbia, V6C 2T6, Canada

on Wednesday, September 23rd, 2009 at 10:00 a.m. pacific time

CanAlaska Uranium Ltd.

1020 -625 Howe Street

Vancouver, British Columbia, V6C 2T6, Canada

Telephone: (604) 688-3211 and Facsimile: (604) 688-3217

CANALASKA URANIUM LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of CanAlaska Uranium Ltd. (the "Company") will be held at Suite 1020 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6, Canada, on Wednesday, September 23, 2009 at 10:00 a.m. (pacific time) for the following purposes:

1.

to receive the consolidated financial statements of the Company, for the fiscal year ended April 30, 2009, and the auditors’ report thereon;

2.

to appoint James Stafford, Inc., Chartered Accountants, as auditors for the ensuing year and to authorize the directors to fix their remuneration;

3.

to set the number of directors at six;

4.

to elect directors for the ensuing year;

5.

to approve and ratify the actions, deeds, and conduct of the directors on behalf of the Company since the date of the last Annual General Meeting; and

6.

to transact any other business which may properly come before the Meeting.

The Information Circular and a form of Proxy accompany this Notice.  The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 20th day of August, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

"Peter Dasler"

President & CEO

CANALASKA URANIUM LTD.

1020 – 625 Howe Street

Vancouver, British Columbia, Canada, V6C 2T6

Telephone No.:  604-688-3211 Fax No.: 604-688-3217

INFORMATION CIRCULAR

DATED August 20th, 2009

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, Canada, V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

SOLICITATION OF PROXIES

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of CANALASKA URANIUM LTD. (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held on Wednesday, September 23rd, 2009, at the Company’s Executive Office located at 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, at 10:00 a.m. (pacific time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

PROXY INSTRUCTIONS

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, Canada, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators  of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or officer of the Company, no proposed nominee for election to the board of directors, and no associate or affiliate of any such person has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors or the reappointment of an auditor.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue unlimited common shares without par value (the “shares”) of which 137,783,650 shares are issued and outstanding as of the Record Date.

The Company has set the close of business on August 5th, 2009 as the record date (the “Record Date”) for the Meeting.  The common shareholders of record, as at the Record Date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

A quorum for the transaction of business at the Meeting shall be two members or proxy holders representing two members or one member and a proxy holder representing another member personally present and holding or representing by proxy not less than 5% of the issued shares.

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by CIBC Mellon Trust Company and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at August 11, 2009, the Company had 137,833,650 shares issued and the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company (1) 25th Esplanade, Box 1038, Stn. A, Toronto, Ontario M5E 1W5	121,360,106	88.04%
CEDE & CO (2) P.O. Box 20, Bowling Green Stn. New York, NY 10274	14,021,448	10.17%
Ravensden Asset Management Inc. (3) One Adelaide Street East, 29th Floor, Toronto, Ontario M5C 2V9	11,323,529 / 15,735,293 (4)	8.21% / 11.06% (4)

Notes

(1)

CDS & Co. is a depository; the Company has no knowledge as to the beneficial ownership of these shares.  The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company’s shares.

(2)

CEDE & Co. is a depository; the Company has no knowledge as to the beneficial ownership of these shares.  The information as to the shares beneficially owned by CEDE is not within the knowledge of the Company and has been extracted from the register of the shareholders maintained by the registrar agent for the Company’s shares.

(3)

11,323,529 common shares and 4,411,764 warrants are held on behalf of the portfolios of investment funds and private client’s accounts managed by Ravensden Asset Management.  This information has been extracted from the early warning report filed by Ravensden pursuant to National Instrument 62-103.

(4)

Calculated on a partially diluted basis only, assuming the exercise of the warrants.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company which each beneficially owns directly or indirectly, or over which control or direction is exercised, as of the date of this circular.  The table also states the number of warrants and options that are currently issued and outstanding for each Director.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Peter Dasler Tsawwassen, BC, Canada Director	President and CEO (2004-present) of the Company.	2004	Shares 1,136,125(6) Warrants – 29,412 Options – 3,110,000
Emil Fung West Vancouver, BC, Canada Director	Vice President of Corporate Development of the Company. Consultant and employee of the Company since January 2005.	2007	Shares - 8,643 Options - 4,010,000
Hubert Marleau(2)(3)(4)(5) Montreal, PQ, Canada Director	President & CEO of Palos Capital Corp. (1998-present); Chairman of Marleau, Lemire Inc. (1989-1998) and Director of several other companies (see page 11 Other Directorships).	1996	Shares – nil Options – 725,000
Jean Luc Roy (2)(3)(5) Vancouver, BC, Canada Director	Independent Director of the Company since October 2007. Mr. Roy is currently President and CEO of El Nino Ventures Inc. Mr. Roy has over 20 years experience in the mining industry.	2007	\ Shares – nil Options 725,000
Amb. Thomas Graham Jr.(2)(3)(4)(5) Bethesda, MD, USA Director	Independent Director of the Company since March 2007. Amb. Graham is Chairman of the Board of the Cypress Fund for Peace and Security. He is also Chairman of the Board of Mexco Energy Corporation (MXC) and Executive Chairman of Thorium Power, Ltd. (THPW.OB).	2007	Shares - 200,000 Options 725,000
Victor Fern(4)(5) Fond du Lac, SK, Canada Director	Mr. Fern currently is employed by Athabasca Development Corporation as a road maintenance supervisor. Prior to this employment, Victor worked for Cameco Corporation as a mill training foreman and a mill process operator. Mr. Fern is a past Chief of the Fond Du Lac Denesuline First Nation (09/05 – 09/07).	2008	Shares - nil Options 725,000

Notes:

(1)

This information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation Committee

(4)

Denotes member of the Corporate Governance Committee

(5)

Unrelated director

(6)

Of the 1,136,125 shares beneficially owned by Peter Dasler, 700,325 are held directly and 435,800 are held by Bay Geological

Inc. a private company wholly-owned by Mr. Dasler.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

No director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

▪

was subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

▪

 was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

▪

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under a legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receive manager or trustee appointed to hold assts.

No director or proposed director of the Company has, within ten years prior to the date of this Information Circular, become bankrupt or made a proposal under legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of that individual.

EXECUTIVE COMPENSATION

FORM 51-102F6 - STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended April 30, 2009, the Company had four Named Executive Officers of the Company, being: Peter Dasler, the Chief Executive Officer (“CEO”) of the Company, Emil Fung, Vice President – Corporate Development, Karl Schimann, Vice President – Exploration, and Damian Towns, the Chief Financial Officer (“CFO”) of the Company.  Mr. Gordon Steblin resigned as CFO for the Company at December 31, 2008.  Mr. Steblin has been retained as a consultant to the Company for a one year term ending December 31, 2009.  “Named Executive Officer” means: (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

Compensation Discussion & Analysis

The compensation of the directors and officers of the Company is set by the Board of Directors as recommended by the Compensation Committee.  The Compensation Committee reviews at least on an annual basis the cash compensation, performance and overall compensation package for each executive officer.  The Compensation Committee will then present to the Board of Directors its findings and any proposals or recommendations are considered and require full board approval.  The Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each of the managing executives.

The Company’s executive compensation practices are intended to provide both current and long term rewards to its executive officers that are competitive within the compensation practices of the industry and consistent with their individual performance and contribution to the Company’s objectives.  Compensation components include base salary, bonus and long term incentives in the form of stock options.

In determining the appropriate base salary of an executive officer, the Compensation Committee considers the responsibilities of the individual, comparable salaries in the industry, the experience level of the individual and overall performance.

The Company’s executive officers are also eligible for annual bonuses.  Bonuses are generally based on overall success in obtaining the goals and objectives of the Company during the calendar year and largely upon the Company’s cash position.  No executive bonuses were paid during the calendar financial year ending April 30, 2009.

The Company maintains a Stock Option Plan to provide additional long-term incentives to the Company’s executive officers, as well as its directors, employees and consultants.  The Compensation Committee reviews the level of incentive options periodically and makes any new issuance recommendations to the Board of Directors for approval.

Summary Compensation Table

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Named Executive Officers:

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option-based awards ($)(4)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Peter Dasler CEO	2009 2008 2007	$173,250 $165,000 $ 75,000	Nil Nil Nil	$60,661 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $7,500 $10,000	$233,911 $172,500 $ 85,000
Damian Towns CFO	2009	$25,000(3)	Nil	$78,374	Nil	Nil	Nil	Nil	$103,374
Gordon Steblin(1) (former CFO)	2009 2008 2007	$ 57,842 $ 35,200 $ 31,600	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$24,000(5) $3,500 $2,231	$ 81,842 $ 38,700 $ 33,831
Emil Fung VP	2009 2008	$173,250 $165,000	Nil Nil	$60,661 Nil	Nil Nil	Nil Nil	Nil Nil	Nil $37,500	$233,911 $202,500
Karl Schimann VP(2)	2009 2008	$174,850 $165,000	Nil Nil	$60,661 Nil	Nil Nil	Nil Nil	Nil Nil	Nil $29,136	$235,511 $194,136

Notes:

(1)

Mr. Steblin’s compensation was paid as a management fee to his management company.

(2)

Mr. Schimann’s compensation is paid as consulting fees to a consulting company in which he holds a beneficial interest.

(3)

Mr. Towns was appointed CFO effective January 1, 2009 and the above compensation is from that date.

(4)

In determining the fair value of the options granted, the Company followed the principles established under Canadian Generally

Accepted Accounting Principles, which requires the determination of the fair value of options granted using the black scholes   methodology.  The black-scholes methodology requires making estimates of the risk free rate, expected life of the options,   expected volatility and expected dividends.  The Company used the following assumptions in determining the fair value of the   options:

Risk-free rate:               1.4% to 4.6%

Expected Life               2.8 to 5 years

Expected volatility        76% to 135%

Expected dividends      0%

(5)

Mr. Steblin received marketable securities valued at $24,000 as part of his severance package.

Narrative Discussion

The Company has entered into employment agreements with its key management.  For details of these agreements, refer to “Termination and Change of Control Benefits” on page 8 of this Information Circular.

Incentive Plan Awards

The following table sets forth the outstanding share-based awards and option-based awards to the Named Executive Officers of the Company that were granted before, and remain outstanding as of the most recently completed financial year:

Outstanding Share-Based Awards and
Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter Dasler CEO	120,000 50,000 65,000 470,000 440,000 100,000 100,000 605,000 810,000	0.40 0.45 0.58 0.45 0.50 0.74 0.62 0.40 0.12	Nov 5/09 Nov 29/09 Mar 7/10 Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14	- - - - - - - - 32,400	N/A	N/A
Damian Towns CFO	1,000,000 810,000	0.25 0.12	Dec 9/13 Jan 25/14	Nil 32,400	N/A	N/A
Gordon Steblin (former CFO)	15,000 100,000 15,000 180,000 100,000 25,000 15,000 400,000	0.50 0.40 0.58 0.45 0.50 0.74 0.62 0.40	Feb 23/10 Nov 5/09 Mar 7/10/09 Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12	- - - - - - - -	N/A	N/A
Emil Fung VP	10,000 75,000 175,000 200,000 440,000 100,000 200,000 1,500,000 810,000	0.58 0.35 0.45 0.42 0.50 0.74 0.62 0.40 0.12	Mar 7/10 Jul 13/10 Oct 14/10 Feb 14/11 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14	- - - - - - - - 32,400	N/A	N/A
Karl Schimann VP	65,000 800,000 440,000 100,000 100,000 1,195,000 810,000	0.58 0.45 0.50 0.74 0.62 0.40 0.12	Mar 7/10 Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14	- - - - - - 32,400	N/A	N/A

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Dasler CEO	Nil	Nil	Nil
Damian Towns CFO	Nil	Nil	Nil
Gordon Steblin CFO	Nil	Nil	Nil
Emil Fung VP	Nil	Nil	Nil
Karl Schimann VP	Nil	Nil	Nil

(1)

All options that were vested during the fiscal year were out of the money and therefore the values have been recorded as Nil.

Narrative Discussion

The Board of Directors of the Company adopted a Stock Option Plan (the “Plan”) as approved by the shareholders on September 5, 1995 and as further amended on September 23, 2008.  The Board of Directors. upon recommendation of the Compensation Committee, may allocate non-transferable options to directors and officers to purchase common shares of the Company.  The managing directors may allocate incentive options to employees and consultants of the Company.  The aggregate number of shares to be issued upon exercise of all options granted under the Plan and the aggregate number of shares issued to an individual upon exercise of options granted under the Plan shall not exceed the maximum number of shares permitted to be issued under the rules of any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction.

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 27,500,000 shares.  As of the April 30, 2009, shares issuable under the Plan have been issued, reserved for issuance, or available for issue as follows:

Shares issued upon exercise of incentive stock options	-	3,294,500
Shares reserved for issuance pursuant to unexercised incentive stock option Unallocated shares available for future grants of incentive stock options	- -	21,371,500 2,834,000

TOTAL		27,500,00

Management believes that awards under the Plan are an effective means of rewarding corporate and individual performance and that they are a necessary component of compensation packages that are currently standard in the mineral exploration industry.

Termination and Change of Control Provisions

The Company has entered into Employment Agreements, subject to change of control provisions, with Peter Dasler under which Mr. Dasler acts as President, Chief Executive Officer and a director of the Company and with Emil Fung under which Mr. Fung acts as Vice President of Corporate Development and a director of the Company.  Under these Employment Agreements Mr. Dasler and Mr. Fung are to receive a fee of $165,000 per annum subject to annual review.  The fee may be increased at the discretion of the Compensation Committee and with Board approval, providing that the amount of increase shall be not less than the greater of: (a) the annual percentage rate of inflation; or (b) five percent.  On May 1, 2008, the fee was increased by 5% to $173,250.  In addition to the annual review, Mr. Dasler and Mr. Fung are entitled to participate in any incentive bonus plans and are entitled to receive incentive stock options as recommended by the Compensation Committee and approved by the Board of Directors.  No management bonuses were paid during the period ending April 30, 2009.  The agreement may be terminated by the employee or the Company with 90 days written notice.

The Company has entered into a consulting agreement, subject to change of control provisions, dated March 3, 2008 with Schimann Consulting Inc., for the services of Karl Schimann under which Mr. Schimann acts as consultant and Vice President of Exploration for the Company.  The Company shall pay a daily fee of $650.00, reviewable annually by the Compensation Committee.  Mr. Schimann is entitled to participate in any incentive bonus plans and any incentive stock options as recommended by the compensation committee and approved by the board of directors.  The agreement may be terminated by the employee of the Company with 90 days written notice.

In the event of a change of control of the Company the employment agreements with Peter Dasler, Emil Fung and the consulting agreement with Karl Schimann are subject to certain provisions.  If a change of control occurs and the employee or consultant is terminated without just cause, or if the employee terminates his employment for good reason, a contingency agreement is triggered which provides for partial compensation for loss of employment an amount which is the lesser of: (a) three times the current annual compensation; or, (b) a lump sum payment representing the future compensation to be earned by the employee until retirement.

Director Compensation Table

The following table sets forth the details of compensation provided to the directors, other than the Named Executive Officers during the Company’s most recently completed financial year:

Director Compensation Table

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Hubert Marleau	$11,000	Nil	$11,234	Nil	Nil	Nil	$22,234
Amb. Thomas Graham Jr.	$29,850(2)	Nil	$11,234	Nil	Nil	Nil	$41,084
Jean Luc Roy	$14,000	Nil	$11,234	Nil	Nil	Nil	$25,234
Victor Fern	$8,500	Nil	$11,234	Nil	Nil	Nil	$19,734

Notes:

(1)

In determining the fair value of the options granted, the Company followed the principles established under Canadian Generally

Accepted Accounting Principles, which requires the determination of the fair value of options granted using the black scholes   methodology.  The black-scholes methodology requires making estimates of the risk free rate, expected life of the options,   expected volatility and expected dividends.  The Company used the following assumptions in determining the fair value of the   options:

Risk-free rate:               1.4% to 4.6%

Expected Life               2.8 to 5 years

Expected volatility        76% to 135%

Expected dividends      0%

(2)

Fees earned were USD $25,000.  For convenience, this amount has been translated at the period end rate of Cdn$1.194.

Narrative Discussion

The directors are paid $500 per month and $500 for attending a board meeting in person or by teleconference.  Directors are also paid $500 for each committee meeting that they attend either in person or by teleconference.  Amb. Thomas Graham Jr. is paid an all inclusive annual director’s fee of $25,000 USD converted to Canadian dollars ($29,850) using the historical exchange rate of Cdn$1.194 at April 30, 2009.  Directors are also compensated through the grant of incentive stock options.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the incentive plan awards granted to the directors of the Company before, and remain outstanding at the end of the most recently completed financial year:

Outstanding Share-Based Awards and
Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Hubert Marleau	12,500 37,500 10,000 440,000 150,000	$0.45 $0.50 $0.62 $0.40 $0.12	Oct 14/10 Nov 16/11 Jun 28/12 Dec 20/12 Jan 25/14	- - - - $6,000	Nil	Nil
Amb.Thomas Graham Jr.	500,000 150,000	$0.74 $0.12	Mar 30/12 Jan 25/14	- $6,000	Nil	Nil
Jean Luc Roy	100,000 400,000 150,000	$0.45 $0.40 $0.12	Oct 31/12 Dec 20/12 Jan 25/14	- - $6,000	Nil	Nil
Victor Fern	500,000 150,000	$0.40 $0.12	Mar 24/13 Jan 25/14	- $6,000	Nil	Nil

Notes:

(1)

This amount is calculated based on the difference between the market value of the securities underlying the instruments at the end of the year, and the exercise or base price of the option.  The Company’s common shares closed at $0.16 per share on April 30, 2009.

   Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

Value Vested or Earned for Incentive Plan Awards during the Most
Recently Completed Financial Year

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Hubert Marleau	Nil	Nil	Nil
Amb. Thomas Graham Jr.	Nil	Nil	Nil
Jean Luc Roy	Nil	Nil	Nil
Victor Fern	Nil	Nil	Nil

Notes:

(1)

All options vested during the year were out of the money and therefore values above have been recorded as Nil.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Peter Dasler	Nil
Emil Fung	Nil
Hubert Marleau

MCO Capital Inc.

A.I.S. Resources Limited (AIS-V)

Sofame Inc.

Gobimin Inc. (previously Goldsat Mining)

Maudore Minerals Ltd

Buzz Telecom (previously Knowlton Capital Inc.)

Huntington Exploration Inc.

Warnex Inc.

Niocan Inc.

Mitec Telecom Inc.

UnSelect Inc.

Jean Luc Roy	El Nino Ventures Inc.
Amb. Thomas Graham Jr.	Thorium Power, Ltd. Mexco Energy Corporation
Victor Fern	Nil

Directors and Officers Insurance

The Company subscribes to Directors and Officers Liability Insurance with a limit of $5,000,000 per claim.  The policy insures the Company against any wrongful act committed by its Directors and Officers, including any actual or alleged breach of duty, neglect, error, omission, misstatement, misrepresentation, or act done or attempted by the Directors and Officers of the Company in their capacity to act for the Company.  In addition, the Company has further indemnified its Directors and Officers, to the fullest extent of the law, by entering into personal indemnity agreements with all of the Company’s Directors and Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the financial year ended April 30, 2009, the Company’s Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.  The following table sets forth information with respect to the Company’s Stock Option Plan as at the year ended April 30, 2009.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	21,371,500	0.36	2,834,000
Equity compensation plans not approved by the securityholders	-	-	-
Total	21,371,500		2,834,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company are or have been indebted to the Company at any time since the beginning of the last completed financial year end.

CORPORATE GOVERNANCE

National Policy 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) adopted by the Canadian securities regulatory authorities requires that, if management of any issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.  The Company’s Corporate Governance Policy is attached to this Information Circular as APPENDIX A.  The Corporate Governance Policy is posted to the Company’s web site at www.canalaskauranium.com on SEDAR www.sedar.com and on EDGAR www.edgar.com .  A copy of the policy can also be obtained by contacting the corporate secretary.

AUDIT COMMITTEE CHARTER

Pursuant to the provisions of section 224 of the Business Corporations Act of British Columbia, the Company is required to have an Audit Committee comprised of at least three directors, the majority of whom must not be officers or employees of the Company.  The Company must also, pursuant to the provisions of National Instrument 52-110 Audit Committee’s (“NI 52-110”), have a written charter which sets out the duties and responsibilities of its audit committee.  The Company’s Audit Committee Charter is attached to this Information Circular APPENDIX B.  The Audit Committee Charter is also posted to the corporate web site www.canalaskauranium.com  on SEDAR at www.sedar.com on EDGAR at www.edgar.com .  A copy of the Audit Committee Charter may also be obtained by contacting the company.

Composition of the Audit Committee

The audit committee is composed of three independent, financially literate directors - Mr. Jean Luc Roy, Amb. Thomas Graham Jr. and Mr. Hubert Marleau.  Mr. Roy is the Chairman of the Audit Committee.

Mr. Roy possesses over 20 years experience in the mining industry.  The majority of his experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Semafo, and First Quantum Minerals.  Mr. Roy has managed projects from exploration through to production in three different countries.  As Managing Director for First Quantum Minerals, Mr. Roy played a crucial role in securing extensive land positions and by successfully placing a mining operation into production in the Democratic Republic of Congo during a period of major unrest in the country.  Mr. Roy is currently President and CEO of El Nino Ventures Inc.

Mr. Hubert Marleau is President & CEO of Palos Capital Corp. (1998-present); Chairman of Marleau, Lemire Inc. (1989-1998) and Director of several other companies.

Amb. Graham is Chairman of the Board of the Cypress Fund for Peace and Security.  He is also Chairman of the Board of Mexco Energy Corporation (MXC) and Executive Chairman of Thorium Power, Ltd. (THPW.OB).  Amb. Graham received an A.B. in 1955 from Princeton and a J.D. in 1961 from Harvard University.  He is a member of the Kentucky, District of Columbia and New York Bars and is a member of the U.S. Council on Foreign Relations.  He has taught as an adjunct professor at the University of Virginia Law School, Georgetown School of Foreign Service, Georgetown University Law Center, Stanford University, University of California at Berkeley and the University of Washington.

Audit Committee Oversight

At no time during the most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption form NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The audit committee has not adopted any specific policies or procedures for the engagement of non-audit services beyond a review and approval process for such services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit of the Company’s accounts are as follows:

Financial Year Ended	Audit Fees	Audit-Related Fees	Tax Advisory Fees	All Other Fees
2009	$40,000.00	$9,500.00	$8,000.00	nil
2008	$40,000.00	$3,000.00	$2,000.00	nil

 Exemption

The Company is a “Venture Issuer” as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110 relating to full compliance with part 5 Reporting Obligations.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of the directors or the appointment of the auditors.

APPOINTMENT OF AUDITOR

Shareholders will be asked to vote for the appointment of James Stafford, Inc., Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders and to authorize the Audit Committee to fix the auditors’ remuneration.  James Stafford, Inc. was appointed as the auditors of the Company effective February 22, 2008.

MANAGEMENT CONTRACTS

Except as otherwise disclosed in this Information Circular, management functions of the Company are generally performed by the directors and senior officers of the Company and not, to any substantial degree, by any other person to whom the Company has contracted.

PARTICULARS OF MATTERS TO BE ACTED UPON

The management of the Company is not aware of any matters to come before the meeting other than those set forth in the Notice of Annual Meeting.  If other matters properly come before the Meeting, it is the intention of the person named in the accompanying form of proxy to vote the shares represented thereby in accordance with his or her best judgment on such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available concerning the Company and its operations on the Company’s web site at www.canalaska.com or on SEDAR at www.sedar.com  and at EDGAR at www.edgar.com .  Financial information concerning the Company is provided in its comparative consolidated financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.  Copies of this information are available either on SEDAR, EDGAR, the Company’s web site or by contacting the Company at its offices located at 1020 – 625 Howe Street, , Vancouver, British Columbia V6C 2T6, Canada; phone +1- 604-688-3211; fax +1-604-688-3217.  A copy of these financial statements and the MD&A have also been mailed out to those shareholders who returned the Company’s “REQUEST FOR ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A” Form provided with the 2008 annual general meeting material in accordance with National Instrument 51-102 “Continuous Disclosure Obligations”.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

Dated this 20th day of August, 2009.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Dasler”

Peter Dasler

President & CEO

APPENDIX A

CANALASKA URANIUM LTD.

CORPORATE GOVERNANCE POLICY

CORPORATE GOVERNANCE OBJECTIVES

The objective of this corporate governance policy is to set out an effective, transparent system of guidelines establishing the accountability for the supervising and managing of the affairs of CanAlaska Uranium Ltd. (the “Company”).  These guidelines have been implemented to insure that adequate information is made available so that management decisions can be independently monitored and reviewed.

It is management’s belief that through the implementation of these practices, the overall stewardship of the Company will be affected in a positive way, by strengthening the effectiveness of its Board of Directors and by empowering the independent action of its special committees.

Within the framework of ongoing development and implementation of these policy’s and procedures, the Company will realize a more comprehensive system of communicating and reporting which in turn will insure a high level of confidence from all of its shareholders and business partners.

CORPORATE GOVERNANCE PRACTICES

Corporate Governance Committee

A Corporate Governance Committee (CGC) has been established for the Company.  The Committee is to consist of the lead director and two independent directors.  The Chairperson will be the lead director.  The term for the members of the CGC will be for one year at which time they may be re-nominated.

The duties of the committee are to oversee all key issues relating to the Company’s corporate governance including:

•

Identify suitable corporate governance policies

•

Regulate board organization and other committee structures

•

Assess potential candidates for nomination to the Board

•

Review the performance of the Board

•

Oversee selection and appointment of the CEO

•

Develop suitable policies for management succession

•

Specify Board composition and qualifications

Code of Ethics

The CGC shall have the responsibility to develop and maintain a Code of Ethics for the Company to be used as principle guidelines of conduct for all of its directors, officers, contractors, consultants, advisors and employees.  The code will be included in the orientation of all new employees, directors, officers, contractors, consultants, advisors and committee members.

These guidelines shall include accountability to adherence to the code and a system for the reporting of unethical conduct.  This Code of Ethics will be reviewed and amended by the CGC at a minimum of an annual basis.

Board Mandate

The CGC will have the responsibility to see that the board adopts a written mandate which outlines and acknowledges the responsibility of the members.  This mandate will include, among other things, establishing a culture of integrity throughout the organization, strategic planning, succession planning, the handling of any conflicts of interest and disclosure policies.  This mandate must include a process where any breach of the directives of this mandate can effectively be reported and dealt with.

Board Composition

The Board is currently comprised of 6 members.  This is considered to be the optimal size at this time.  The Board will reconsider its actual size from time to time.

The Board believes that the majority of its members should be independent.  On an annual basis the Board will determine which of its directors is independent based on the rules of applicable securities regulators and will publish its determination in the management proxy circular for the Company’s annual meeting of shareholders.

Director Expectations

The CGC shall be responsible to develop a comprehensive list of expectations of its directors.  The CGC members have the responsibility to insure that the existing directors have an orientation, including an overview of the roll of the board of directors.  Any new incoming directors shall be made familiar with these expectations and understand that they must be willing to comply with the duties and responsibilities of the directorship.  The directors will receive a copy, read, and be familiar with the Company’s Code of Ethics and Disclosure Policy.  The CGC will review these guidelines at minimum on an annual basis.

Advisory Board Guidelines

The CGC has developed set of guidelines for the members of its advisory board.  Each of the Company’s advisors will receive a copy of the guidelines along with a copy of the Code of Ethics and Disclosure Policy.   The guidelines will be reviewed and amended as required on an annual basis.

Nomination Committee

The CGC will also act as the Company’s Nominating Committee and, as such, will have the responsibility of identifying individuals qualified to become members of the board, or to sit on any of its committees.  The CGC will recommend changes in the composition of the board or any of its committees when deficiencies have been identified, and will carry out a complete assessment of the performance of the board on an annual basis.

Compensation Committee

The Company’s compensation committee is comprised of the three independent members of the audit committee.  This committee must review the compensation of senior management on an annual basis and assist in the administration of the Company’s employee stock option plan.

The Compensation Committee is responsible for ensuring that the remuneration and incentive packages of Executive Management are fair and suitable to attract, motivate and retain personnel of the right calibre to meet the organizations needs.  The Compensation Committee establishes a framework for all remuneration packages within the Company.

Compensation policies established by the committee should be in line with the Company’s overall strategic goals and objectives and should be linked to the achievement of these goals.  The policies should be constructed to avoid creating conflict of interest situations, thereby ensuring that the executive management and other employees are encouraged to always act in the best interest of the Company.

The committee should consider the issues of compensation differentials within the organization to ensure that there is parity between the compensation of executives and the value of their contribution to the organization.  There should be particular consideration given to CEO remuneration levels to ensure that performance and reward are linked in accordance with usual practice within that industry, relative values at other similar organizations and previous awards given in prior years.

Audit Committee

The CGC has the responsible to see that the Company is in compliance with the requirement to appoint the audit committee after each annual shareholders meeting.  The audit committee is to be comprised of 3 independent directors.

The audit committee is, among other things, charged with the responsibility of establishing auditor independence, to access the effectiveness of internal control system and for reviewing and approving the annual financial statements of the Company before they are forwarded for full board approval and then distributed to the public.  The audit committee also reviews and approves the interim financial statements before they are distributed to the public.

The CGC will review and approve the Audit Committee Charter on an annual basis.

Public Disclosure of Corporate Governance

The Company will disclose on its website, SEDAR and EDGAR the current version of these guidelines, the Code of Ethics, Audit Committee Charter, Disclosure Policy and any other policies that are developed in the future.

Approved by the Board of Directors of CanAlaska Uranium Ltd. – June 23, 2008 as amended January 23, 2009..

APPENDIX B

CANALASKA URANIUM LTD.

AUDIT COMMITTEE CHARTER

The audit committee is elected annually by the board of directors to assist the board in fulfilling its oversight responsibilities.  The committee is primarily responsible for the accuracy and integrity of the financial statements and other financial reports provided by the Canalaska Uranium Ltd., (the “Company”) to any regulatory authority or to the public.  Secondly, the committee is required to review the system of internal controls for finance, accounting, and legal compliance.  Performance of other duties as may be required from time to time by the board of directors or as required by the amendment of this charter.

COMPOSITION OF AUDIT COMMITTEE

The audit committee is composed of three independent directors.  A quorum shall be a majority of members.  The chair of the audit committee will be elected by the committee among their number.

RELEVANT EDUCATION AND EXPERIENCE

All of the members of the audit committee shall be financially literate.  Financially literate is the ability to read and understand a set of financial statements that present a level of complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.  Members will have relevant education or experience to sufficiently execute their duties and responsibilities.

The audit committee is required to name the financial expert who should have a strong financial ability to understand and assess accounting principles relating to estimates, accruals and reserves and financial statements, an understanding of internal controls and the financial reporting process, and experience in the preparation and auditing or evaluating issuers of a similar level of accounting complexity.

ROLE OF THE AUDIT COMMITTEE

The primary purpose of the audit committee is to:

•

Oversee the selecting and appointment of an auditor;

•

Oversee the conducting of the audit;

•

Review and appraise the performance of the auditors, and recommend replacement if warranted;

•

Set the remuneration to be paid to the auditors for the audit and any other services;

•

Identify and manage principle risks that could impact the financial reporting process;

•

Monitor the integrity of the financial reporting process and system of internal controls regarding the reporting process and ensure implementation of such controls and procedures;

•

Oversee the Company’s compliance with legal and regulatory reporting;

•

Where appropriate, engage independent counsel and or other advisors as may be necessary to carry out its duties;

•

Review and update this Audit Committee Charter on an annual basis or as required.

RELATIONSHIP WITH AUDITORS

The audit committee members shall:

•

Review and discuss any disclosed relationships or services that may impact the objectivity and independence of the auditors;

•

Consult with auditors independent of management;

•

Review any significant judgments made by management in the preparation of the financial statements;

•

Review and significant disagreements or difficulties during the audit;

•

Review and approve any non-audit services to be provided to the Company.

INTERNAL CONTROL OVERSIGHT

The internal control function is an effective system that is necessary to ensure the accuracy and integrity of its activities.  The Audit Committee must provide oversight activities of the internal control procedures and systems to ensure that they are effective in controlling the financial, monetary, operational, technical and administrative processes undertaken by the Company which may include:

•

business functions

•

accounting processes

•

cash transactions

•

information technology systems

•

information management

•

document and records handling

•

personnel

•

assets and liabilities

•

disclosure and reporting

•

authorization and management systems

•

administration systems

MEETINGS OF THE AUDIT COMMITTEE

The committee will meet at least four times per year and to discuss specific issues when necessary.  These meetings will be either be in person or via teleconferencing.  A quorum will be a minimum of two members, or the committee may delegate some of its duties to one or more members.

The minutes of the meetings should be recorded and approved as a true record of the decisions taken.  A secretary should be appointed to set up the meetings, prepare the agendas, take minutes and prepare any necessary information for the members.

The committee is authorized to invite management or other specialists to meetings in order to provide expert opinion or information in respect of issues being discussed.

PUBLIC DISCLOSURE OF FINANCIAL INFORMATION

The audit committee must review and approve the Company’s interim financials statements before the information is disclosed to the public and the annual financial statements before they are given to the Board for full Board approval, prior to the information being disclosed to the public.

SAFE HARBOUR

The audit committee has established a procedure for the confidential, anonymous submission by employees of the Company of any concerns regarding questionable accounting or auditing issues.  Any concerns can be reported to Whistle Blower Security Inc., by email to canalaska@whistleblowersecurity.com or by calling 1-866-921-6714.

AUTHORITIES

In order to undertake its activities, the committee is authorized to study and investigate any activity within the organization or its subsidiaries, and shall require all employees to co-operate fully with such investigations.  The committee is also authorized to appoint any additional experts that it considers necessary in the completion of its duties.

Approved by the Board of Directors of CanAlaska Uranium Ltd. – June 23, 2008 as amended January 23, 2009.